Exhibit 1A-12.1

Law Offices of Jarvis J. Lagman

5666La Jolla Blvd., #275, La Jolla, CA 92035

Email: jlagman@lagmanlegal.com

Telephone: (619) 855-0031

July 20, 2020

Board of Directors

CannAssist International Corp.

1548 Loch Ness Dr.

Fallbrook, CA 92028

RE:	Buying.com LLC

Offering Statement on Form 1-A

Ladies and Gentlemen:

We are acting as counsel to CannAssist International Corp., a Delaware corporation (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A (“Offering Statement”). The Offering Statement covers the contemplated sale of up to 1,200,000 Units (the “Units”), with each Unit consisting of 3 shares of common stock and 1 warrant to purchase common stock at an exercise price of $0.50, to be sold at an offering price of $0.75 per Unit.

In connection with the opinion contained herein, we have examined the Offering Statement, the Certificate of Incorporation, as amended, and Bylaws, as amended, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all-natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Units being sold pursuant to the Offering Statement are duly authorized and will be, when issued in the manner described in the Offering Statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the Offering Statement or any portion thereof.

We hereby consent to the filing of this opinion letter as an exhibit to the Offering Statement and to the legal reference to this firm under the caption “Legal Matters.”

Sincerely,

/s/ Law Offices of Jarvis J. Lagman

Law Offices of Jarvis J. Lagman